Exhibit 99.1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco announces second quarter results, continued disciplined execution of strategy; well-positioned as multi-asset nuclear fuel supplier across the fuel cycle

Saskatoon, Saskatchewan, Canada, July 27, 2022 ..    .    .    .    .    .    .    .    .    .     ..    .    .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the second quarter ended June 30, 2022 in accordance with International Financial Reporting Standards (IFRS).

“Our results reflect the very deliberate execution of our strategy of full-cycle value capture. And, we are benefiting from higher average realized prices in both our uranium sales and our fuel services sales as the market continues to transition and geopolitics continue to highlight concentration of supply concerns,” said Tim Gitzel, Cameco’s president and CEO.

“In the drive for a clean energy profile, policy makers and business leaders must recognize that there is a need to balance affordability and security. Too much focus on intermittent, weather dependent, renewable energy, has left some jurisdictions struggling with power shortages and spiking energy prices, or dependence on Russian energy supplies. The good news for us is that many are turning to nuclear – which provides safe, reliable, affordable, carbon-free baseload electricity while also offering energy security and independence.

“It is still early days, but we are seeing some utilities beginning to pivot toward procurement strategies that more carefully weigh the origin risk. This year has already been a contracting success with over 45 million pounds added to our portfolio of long-term uranium contracts and we continue to have a significant and growing pipeline of contract discussions. And, we are being strategically patient as our primary driver is value and we have significant leverage to market improvements with unencumbered pounds in the ground. Additionally, we are focusing our efforts on capturing conversion business as conversion prices are at record-highs.

“We remain committed to our supply discipline. Discipline that balances delivering low-cost pounds into committed sales contracts and maintaining unencumbered supply for future years, by preserving our tier-one assets. Tier-one assets like Cigar Lake, that will benefit us for years to come, and where we announced in May that we had increased our ownership of this proven, permitted and fully licensed Saskatchewan mine. Further, at Cigar Lake we have been able to catch up on development work and we are now expecting to produce 18 million pounds (100% basis) in 2022. However, our overall production forecast remains unchanged at up to 11 million pounds our share, a benefit of being a multi-asset producer, as the increase at Cigar Lake largely offsets a slower rampup at the Key Lake mill due to some delays in our work schedule.

“We continue to transition from care and maintenance to operational readiness at McArthur River and Key Lake, increasing the workforce on site and moving into early-stage commissioning. At the Key Lake mill, we have encountered some challenges with respect to the availability of critical materials, equipment and skills for some of our critical automation, digitization and other projects. In addition, after four years on care and maintenance, we have experienced some normal commissioning issues as we work to safely and systematically integrate the existing and new assets with updated operating systems at the mill. We have adjusted our schedule to accommodate these delays and anticipate first production will be deferred to later in the fourth quarter. As a result, we are expecting up to 2 million pounds production (100% basis) this year.

“Thanks to our deliberate actions and conservative financial management we have been and continue to be resilient. With $1.4 billion in cash and cash equivalents and short-term investments on our balance sheet, improving fundamentals for our business and our decision to prepare McArthur River/Key Lake for production, we have line of sight to a significant improvement in our future financial performance.

“We are optimistic about Cameco’s role in capturing long-term value across the fuel chain and supporting the transition to a net-zero carbon economy. We have tier-one assets that are licensed, permitted, long-lived, are proven reliable, and that have expansion capacity. These tier-one assets are backed up by idle tier-two assets and what we think is the best exploration portfolio that leverages existing infrastructure. We are vertically integrated across the nuclear fuel cycle. We have locked in significant value for the fuel services segment of our business in the recent price transition in the conversion market and we are exploring opportunities to further our reach in the nuclear fuel cycle and in innovative, non-traditional commercial uses of nuclear power in Canada and around the world.

“We believe we have the right strategy to achieve our vision of ‘energizing a clean-air world’ and we will do so in a manner that reflects our values. Embedded in all our decisions is a commitment to addressing the environmental, social and governance risks and opportunities that we believe will make our business sustainable over the long term.”

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Q2 net earnings of $84 million; adjusted net earnings of $72 million: Results are driven by normal quarterly variations in contract deliveries and the continued execution of our strategy, including the operational readiness activities to reach planned tier-one production by 2024. Adjusted net earnings is a non-IFRS measure, see page 4.

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Strong performance in the uranium and fuel services segments: Second quarter results reflect the impact of higher average realized prices in both the uranium and fuel services segments under our long-term contract portfolio. In our uranium segment we produced 2.8 million pounds (our share) during the quarter and delivered 7.6 million pounds at an average realized price 41% higher than the same period last year. In our fuel services segment average realized prices were 8% higher than in the second quarter of 2021.

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Contracting success continues while maintaining leverage to higher prices: In our uranium segment, since the beginning of 2022, we have been successful in adding over 45 million pounds to our portfolio of long-term uranium contracts. Nevertheless, we maintain leverage to higher prices with significant unencumbered future productive capacity and a large and growing pipeline of uranium business under discussion. However, we are being strategically patient in our discussions to capture as much value as possible in our contract portfolio. In addition, we are focusing our efforts on capturing the improved pricing for our UF6 conversion services under long-term contracts.

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Cigar Lake ownership increase: As announced in May, we along with Orano acquired Idemitsu Canada Resources Ltd.’s 7.875% participating interest in the Cigar Lake Joint Venture. Our ownership stake in Cigar Lake now stands at 54.547%, 4.522 percentage points higher than it was prior to the transaction.

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Cigar Lake production update: We have been successful in catching up on development work that had been deferred from 2021 and now expect to produce 18 million pounds at Cigar Lake (100% basis) in 2022; our share including our increased ownership is approximately 9.5 million pounds.

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Update to operational readiness for McArthur River/Key Lake: During the quarter we continued to advance the recruitment, training and operational readiness activities at the McArthur River mine and Key Lake mill. We expensed the operational readiness costs directly to cost of sales, which totaled approximately $45 million during the quarter. There are now approximately 670 employees and long-term contractors employed at the mine and mill. When we resume operations later this year, we expect to have approximately 850 employees and long-term contractors. Our operational readiness activities are transitioning from construction to early-stage commissioning of our mining and milling circuits at McArthur River and Key Lake. Critical automation and digitization projects are being tied into existing infrastructure. In addition, asset condition assessments and subsequent repair and reassembly of all equipment is winding down. However, we have seen some delays to our work schedule at the Key Lake mill. We have encountered some challenges with respect to the availability of critical materials, equipment and skills. In addition, after four years on care and maintenance, we have experienced some normal commissioning issues as we work to safely and systematically integrate the existing and new assets with updated operating systems. We have adjusted our schedule to accommodate these delays and anticipate first production will be deferred to later in the fourth quarter. As a result, we are expecting up to 2 million pounds production (100% basis) this year.

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JV Inkai shipments still delayed: We continue to work with Inkai and our joint venture partner, Kazatomprom, to secure an alternate shipping route that doesn’t rely on Russian rail lines or ports. In the meantime, we continue to delay shipment of our share of Inkai production destined for our Blind River refinery. Year-to-date we have taken no deliveries from our share of Inkai’s 2022 production. While the work on enabling shipping via the Trans-Caspian route continues, we have no confirmed date for when the first shipment with our share of Inkai’s production will proceed via that route. Should JV Inkai be unable to execute its sales transactions due to its inability to ship our share of its 2022 production, our 2022 equity earnings and our dividend may be impacted, depending on how and when the issue is resolved.

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Strong balance sheet: As of June 30, 2022, we had $1.4 billion in cash and cash equivalents and short-term investments and $997 million in long-term debt. In addition, we have a $1 billion undrawn credit facility.

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2022 outlook updated: The split between Cigar Lake and McArthur River/Key Lake has changed as noted above however, overall, our share of production from our tier-one assets remains unchanged at up to 11 million pounds for 2022. We have updated our outlook for purchase, sales/deliveries, average realized price and direct administration costs. See Outlook for 2022 in our second quarter MD&A for more information.

Consolidated financial results

HIGHLIGHTS	THREE MONTHS ENDED JUNE 30			SIX MONTHS ENDED JUNE 30
($ MILLIONS EXCEPT WHERE INDICATED)	2022	2021	CHANGE	2022	2021	CHANGE
Revenue	558	359	55%	956	649	47%
Gross profit (loss)	93	12	>100%	143	(28)	>100%
Net earnings (losses) attributable to equity holders	84	(37)	>100%	124	(42)	>100%
$ per common share (basic)	0.21	(0.09)	>100%	0.31	(0.10)	>100%
$ per common share (diluted)	0.21	(0.09)	>100%	0.31	(0.10)	>100%
Adjusted net earnings (losses) (non-IFRS, see page 4)	72	(38)	>100%	89	(67)	>100%
$ per common share (adjusted and diluted)	0.18	(0.10)	>100%	0.22	(0.17)	>100%
Cash provided by operations (after working capital changes)	102	152	(33)%	274	197	39%

The financial information presented for the three months and six months ended June 30, 2021 and June 30, 2022 is unaudited.

NET EARNINGS

The following table shows what contributed to the change in net earnings and adjusted net earnings (non-IFRS measure, see page 4) in the second quarter and first six months of 2022, compared to the same periods in 2021.

		THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30
	($ MILLIONS)	IFRS	ADJUSTED	IFRS	ADJUSTED
	Net losses – 2021	(37)	(38)	(42)	(67)

	Change in gross profit by segment
(We calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A), net of hedging benefits)
Uranium	Higher sales volume	(6)	(6)	(18)	(18)
	Higher realized prices ($US)	121	121	203	203
	Foreign exchange impact on realized prices	9	9	9	9
	Higher costs	(45)	(45)	(27)	(27)

	Change – uranium	79	79	167	167

Fuel services	Lower sales volume	(3)	(3)	(8)	(8)
	Higher realized prices ($Cdn)	7	7	12	12
	Lower (higher) costs	1	1	(1)	(1)

	Change – fuel services	5	5	3	3

	Other changes
	Lower (higher) administration expenditures	16	16	(31)	(31)
	Higher exploration expenditures	—	—	(2)	(2)
	Change in reclamation provisions	27	2	25	3
	Higher earnings from equity-accounted investee	25	25	48	48
	Change in gains or losses on derivatives	(43)	(3)	(41)	(3)
	Change in foreign exchange gains or losses	33	33	29	29
	Canadian Emergency Wage Subsidy in 2021	(9)	(9)	(21)	(21)
	Bargain purchase gain on CLJV ownership interest increase	23	—	23	—
	Change in income tax recovery or expense	(32)	(35)	(32)	(35)
	Other	(3)	(3)	(2)	(2)

	Net earnings – 2022	84	72	124	89

Non-IFRS measures

ADJUSTED NET EARNINGS

Adjusted net earnings (ANE) is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS financial measure). We use this measure as a more meaningful way to compare our financial performance from period to period. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to better reflect the underlying financial performance for the reporting period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is one of the targets that we measure to form the basis for a portion of annual employee and executive compensation (see Measuring our results in our 2021 annual MD&A).

In calculating ANE we adjust for derivatives. We do not use hedge accounting under IFRS and, therefore, we are required to report gains and losses on all hedging activity, both for contracts that close in the period and those that remain outstanding at the end of the period. For the contracts that remain outstanding, we must treat them as though they were settled at the end of the reporting period (mark-to-market). However, we do not believe the gains and losses that we are required to report under IFRS appropriately reflect the intent of our hedging activities, so we make adjustments in calculating our ANE to better reflect the impact of our hedging program in the applicable reporting period. See Foreign exchange in our 2021 annual MD&A for more information.

We also adjust for changes to our reclamation provisions that flow directly through earnings. Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to an asset retirement obligation asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. See note 9 of our interim financial statements for more information. This amount has been excluded from our ANE measure.

The bargain purchase gain that was recognized when we acquired our pro-rata share of Idemitsu Canada Resources Ltd.’s 7.875% participating interest in the Cigar Lake Joint Venture has also been removed in calculating ANE since it is non-cash, non-operating and outside of the normal course of our business. The gain was recorded in the statement of earnings as part of “other income (expense)”.

Adjusted net earnings is a non-IFRS financial measure and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

The following table reconciles adjusted net earnings with net earnings for the second quarter and first six months of 2022 and compares it to the same periods in 2021.

	THREE MONTHS ENDED MARCH 31		SIX MONTHS ENDED JUNE 30
($ MILLIONS)	2022	2021	2022	2021
Net earnings (losses) attributable to equity holders	84	(37)	124	(42)

Adjustments
Adjustments on derivatives[1]	31	(9)	20	(18)
Adjustments to other operating expense (income)	(19)	6	(38)	(16)
Adjustment to other income	(23)	—	(23)	—
Income taxes on adjustments	(1)	2	6	9

Adjusted net earnings (losses)	72	(38)	89	(67)

Selected segmented highlights

			THREE MONTHS ENDED JUNE 30			SIX MONTHS ENDED JUNE 30
HIGHLIGHTS			2022	2021	CHANGE	2022	2021	CHANGE
Uranium	Production volume (million lbs)		2.8	1.3	>100%	4.7	1.3	>100%
	Sales volume (million lbs)		7.6	6.1	25%	13.5	11.1	22%
	Average realized price[1]	($US/lb)	46.30	33.54	38%	44.97	32.96	36%
		($Cdn/lb)	58.74	41.68	41%	57.14	41.40	38%
	Revenue ($ millions)		447	256	75%	770	461	67%
	Gross profit (loss) ($ millions)		54	(25)	>100%	78	(89)	>100%
Fuel services	Production volume (million kgU)		3.7	3.6	3%	7.8	7.6	3%
	Sales volume (million kgU)		2.8	3.1	(10)%	5.0	5.7	(12)%
	Average realized price [2]	($Cdn/kgU)	35.09	32.57	8%	34.83	32.26	8%
	Revenue ($ millions)		99	100	(1)%	175	184	(5)%
	Gross profit ($ millions)		40	36	11%	67	63	6%

[1]	Uranium average realized price is calculated as the revenue from sales of uranium concentrate, transportation and storage fees divided by the volume of uranium concentrates sold.
[2]

Fuel services average realized price is calculated as revenue from the sale of conversion and fabrication services, including fuel bundles and reactor components, transportation and storage fees divided by the volumes sold.

Management’s discussion and analysis (MD&A) and financial statements

The second quarter MD&A and unaudited condensed consolidated interim financial statements provide a detailed explanation of our operating results for the three and six months ended June 30, 2022, as compared to the same periods last year. This news release should be read in conjunction with these documents, as well as our audited consolidated financial statements and notes for the year ended December 31, 2021, first quarter and annual MD&A, and our most recent annual information form, all of which are available on our website at cameco.com, on SEDAR at sedar.com, and on EDGAR at sec.gov/edgar.shtml.

Qualified persons

The technical and scientific information discussed in this document for our material properties McArthur River/Key Lake, Cigar Lake and Inkai was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

MCARTHUR RIVER/KEY LAKE • Greg Murdock, general manager, McArthur River/Key Lake, Cameco CIGAR LAKE • Lloyd Rowson, general manager, Cigar Lake, Cameco	INKAI • Sergey Ivanov, deputy director general, technical services, Cameco Kazakhstan LLP

Caution about forward-looking information

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect.

Examples of forward-looking information in this news release include: our view that tier-one assets like Cigar Lake will benefit us for years to come; our expectations regarding the timing of resumption of production at McArthur River/Key Lake, the number of employees and long-term contractors we will have there when we resume operations, and our expectations regarding 2022 production at Cigar Lake; our overall 2022 production expectations for our share of production from our tier one assets; our anticipation regarding the timing of first production at McArthur River/Key Lake, and expected production for this year; our views regarding the importance of our role in enabling reductions in greenhouse gas emissions; our exploration of opportunities to further our reach in the nuclear fuel cycle and commercial uses of nuclear power; our optimism regarding our role in capturing long-term value across the fuel chain and supporting a transition to a net-zero carbon economy; our belief in our strategy, and our ability to achieve our vision in a manner that reflects our values; the sustainability of our business over the long term and our expectations regarding our future financial performance; and the expected date for announcement of our 2022 third quarter results.

Material risks that could lead to different results include: unexpected changes in uranium supply, demand, long-term contracting and prices; changes in consumer demand for nuclear power and uranium as a result of changing societal views and objectives regarding nuclear power, electrification and decarbonization; our expectations regarding the market fundamentals and demand for nuclear power may be incorrect; we may not be successful in our contracting strategy; our tier-one assets may not have the expected levels of reliability or expansion capacity; we may be unsuccessful in furthering our reach in the nuclear fuel cycle, or pursuing innovative uses of nuclear power, or capturing value from a transition to a net-zero carbon economy; the risk that we may not be able to achieve future operating and production levels for Cigar Lake and McArthur River/Key Lake to the planned levels within the expected timeframes; the risk that JV Inkai may be unable to execute its sales transactions due to its inability to ship our share of its 2022 production; the risk that we may not be able to meet sales commitments for any reason; the risks to our business associated with the ongoing COVID-19 pandemic, related global supply chain disruptions, global economic and political uncertainty and volatility, including risks relating to inflation; the risk that we may not be able to implement our business objectives in a manner consistent with our values; the risk that the strategy we are pursuing may prove unsuccessful, or that we may not be able to execute it successfully; and the risk that we may be delayed in announcing our future financial results.

In presenting the forward-looking information, we have made material assumptions which may prove incorrect about: uranium demand, supply, consumption, long-term contracting, and prices; growth in the demand for and global public acceptance of nuclear energy; our production, purchases, sales, deliveries and costs; our ability to expand into additional areas of the nuclear fuel cycle and pursue innovative uses of nuclear power; our ability to achieve our business objectives in a manner consistent with our values; the market conditions and other factors upon which we have based our future plans and forecasts; the success of our plans and strategies, including planned operating and production changes; the absence of new and adverse government regulations, policies or decisions; that there will not be any significant unanticipated adverse consequences to our business as a result of the ongoing COVID-19 pandemic, supply disruptions, and economic or political uncertainty and volatility, including with respect to inflation; and our ability to announce future financial results when expected.

Please also review the discussion in our 2021 annual MD&A and most recent annual information form for other material risks that could cause actual results to differ significantly from our current expectations, and other material assumptions we have made. Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Conference call

We invite you to join our second quarter conference call on Wednesday, July 27, 2022 at 8:00 a.m. Eastern.

The call will be open to all investors and the media. To join the call, please dial (800) 319-4610 (Canada and US) or (604) 638-5340. An operator will put your call through. The slides and a live webcast of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, August 27, 2022, by calling (800) 319-6413 (Canada and US) or (604) 638-9010 (Passcode 9013)

2022 third quarter report release date

We plan to announce our 2022 third quarter results before markets open on October 27, 2022.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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Investor inquiries:

Rachelle Girard

306-956-6403

rachelle_girard@cameco.com

Media inquiries:

Jeff Hryhoriw

306-385-5221

jeff_hryhoriw@cameco.com